Exhibit 99.6

($ amounts in thousands)	For the Nine Months Ended September 30, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Earnings:
Increase in Net Assets Resulting from Operations	$84,863	$137,007	$63,568	$85,050	$66,983	$39,595
Income taxes, including excise taxes	2,270	2,225	1,500	1,144	119	46

Total earnings before taxes	$87,133	$139,232	$65,068	$86,194	$67,102	$39,641

Fixed Charges:
Interest	$20,017	$23,108	$22,010	$15,078	$10,469	$6,020

Total fixed charges	$20,017	$23,108	$22,010	$15,078	$10,469	$6,020

Earnings available to cover fixed charges	$107,150	$162,340	$87,078	$101,272	$77,571	$45,661
Ratio of earnings to fixed charges	5.4	7.0	4.0	6.7	7.4	7.6
Footnote disclosure:
Total unrealized and realized gains (losses)	$(8,517)	$29,674	$(31,730)	$(19,425)	$9,482	$11,566
Earnings available to cover fixed charges excluding above	$115,667	$132,666	$118,808	$120,697	$68,089	$34,095
Ratio of earnings to fixed charges excluding above	5.8	5.7	5.4	8.0	6.5	5.7